SCHEDULE 13D

Amendment No. 3
COLT Telecom Group plc
Ordinary Shares
Cusip # G22944121


Cusip # G22944121
Item 1:	Reporting Person - FMR Corp.
Item 4:	WC
Item 6:	Delaware
Item 7:	846,332,168
Item 8:	None
Item 9:	846,332,168
Item 10:None
Item 11:846,332,168
Item 13:56.0%
Item 14:HC


Cusip # G22944121
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	846,332,168
Item 10:None
Item 11:846,332,168
Item 13:56.0%
Item 14:IN


Cusip # G22944121
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	846,332,168
Item 10:None
Item 11:846,332,168
Item 13:56.0%
Item 14:IN




Item 1.	Security and Issuer.

	This statement constitutes Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission on January 14, 2002 (the "Original 13D"), as amended by Amendment No. 1 filed with the Commission on August 8, 2002 and Amendment No. 2 filed with the Commission on August 19, 2002, and relates to the ordinary shares, par value 2.5 pence per share (the "Ordinary Shares"), of COLT Telecom Group plc, a corporation organized under the laws of England and Wales, which has its principal executive offices at 15
Marylebone Road, London, NW 15JD, United Kingdom (the "Company").

Item 2.	Identity and Background.

	The third paragraph of Item 2 is amended and restated in its entirety as follows:

	Fidelity International Limited, a Bermuda joint stock company ("FIL"), and various of FIL's foreign-based subsidiaries, provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL operates as an entity independent of FMR and FMRCo. FIL beneficially owns 82,987,753 Ordinary Shares (representing 5.5% of the Ordinary Shares deemed outstanding on the date hereof). The business address and principal place of business of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	The last paragraph of Item 2 is amended and restated in its entirety as follows:

	Within the past five years, none of the persons who were previously named in Item 2 to this Schedule 13D, or listed on Schedule A or Schedule B attached hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is supplemented as follows:

	During the past 60 days, FIL and Colt, Inc., a Delaware corporation and indirect wholly owned subsidiary of FMR (FIL and Colt, Inc. to be referred to herein collectively as "Fidelity"), purchased a total of 3,482,096
Ordinary Shares (the "Amd. 3 Subject Shares") in the open market for cash totaling approximately GBP 1,370,644, including a 0.5% stamp duty and other taxes imposed on transactions of shares in companies organized under the laws of England and Wales, and normal brokerage commissions. The U.S.
dollar equivalent of the total purchase price for the Amd. 3 Subject Shares, based on the foreign exchange rates reported in the Federal Reserve
Statistical Releases of Foreign Exchange Rates for the various dates on which the Amd. 3 Subject Share purchases were settled, was approximately $2,179,749. Also, during the past 60 days, Fidelity purchased a number of convertible senior notes of the Company entitling FIL and Colt, Inc., to receive 287,067 and 287,052 Ordinary Shares, respectively, upon conversion. Fidelity used its own assets in making such purchases and no part of the purchase price is represented by borrowed funds. The attached Schedule C sets forth the various purchase dates for the Amd. 3 Subject Shares during the past 60 days, together with the purchase prices in British pounds sterling and the respective U.S. dollar equivalents based upon the exchange rates reported in the applicable Federal Reserve Statistical Releases of Foreign Exchange Rates.



Item 4.	Purpose of Transaction.

	Item 4 is supplemented as follows:

	Fidelity purchased the Amd. 3 Subject Shares in order to acquire an additional equity interest in the Company. As of the date hereof, Fidelity is holding such securities solely for investment and has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may increase or decrease its equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares or convertible notes.

Item 5.	Interest in Securities of Issuer.

	Item 5 is supplemented as follows:

	As of the date hereof, (a) FMR beneficially owned 846,332,168 Ordinary Shares (representing 56.0% of the Ordinary Shares deemed outstanding on the date hereof), (b) Edward C. Johnson 3d beneficially owned 846,332,168
Ordinary Shares (representing 56.0% of the Ordinary Shares deemed outstanding on the date hereof), (c) Abigail P. Johnson beneficially owned 846,332,168 Ordinary Shares (representing 56.0% of the Ordinary Shares deemed outstanding on the date hereof) and (iv) FIL beneficially owned 82,987,753 Ordinary Shares (representing 5.5% of the Ordinary Shares deemed outstanding on the date hereof).

	As reported in Item 3 hereof, during the past 60 days Fidelity purchased the 3,482,096 Amd. 3 Subject Shares in the open market for cash at varying prices totaling GBP 1,370,644, including a 0.5% stamp duty and other taxes imposed on transactions of shares in companies organized under the laws of England and Wales, and normal brokerage commissions. The U.S. dollar equivalent of the total purchase price for the Amd. 3 Subject Shares, based on the foreign exchange rates reported in the Federal Reserve Statistical Releases of Foreign Exchange Rates for the various dates on which the Amd.
3 Subject Shares purchased were settled, was approximately $2,179,749. Also, during the past 60 days, Fidelity purchased a number of convertible senior notes of the Company entitling FIL and Colt, Inc., to receive 287,067 and 287,052 Ordinary Shares, respectively, upon conversion. As a result of such acquisitions, (i) FIL's beneficial ownership increased to 82,987,753 Ordinary Shares (representing 5.5% of the Ordinary Shares deemed outstanding on the date hereof) and (ii) the beneficial ownership of each of the Reporting
Persons increased to 846,332,168 Ordinary Shares (representing 56.0% of the Ordinary Shares deemed outstanding on the date hereof).

	Except as set forth herein, no transactions in the securities of the Company were effected by the Reporting Persons or by FIL within the 60 days prior to the date of this filing.

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect
        to Securities of the Issuer.

	Item 6 is supplemented as follows:

	Except as otherwise set forth in the Original 13D, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned and any other person with respect to any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7.	Material to be Filed as Exhibits.

	Not applicable.




SCHEDULE A

Schedule A is amended in its entirety as follows:

The name and present principal occupation or employment of each executive officer and director of FMR are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens, except for David Denison (Canada).



                            POSITION WITH          PRINCIPAL
NAME                        FMR CORP.              OCCUPATION

Edward C. Johnson 3d        CEO, Director &        Chairman and Chief Executive
                            Chairman of the Board  Officer, Director, FMR Corp.

James C. Curvey             Director               Director, FMR. Corp.

William L. Byrnes           Director               Director, FMR Corp.

Abigail P. Johnson          Director               Director, FMR Corp. &
                                                   President, Fidelity
                                                   Management & Research
                                                   Company

Laura B. Cronin		    Executive Vice	   Chief Financial Officer,
			    President &		   FMR Corp.
			    Chief Financial
			    Officer

David Denison               Operating Committee    President, Fidelity
                            Member                 Institutional
                                                   Brokerage Group

Steven E. Elterich          Operating Committee    President, Fidelity
                            Member                 eBusiness

Donald Haile                Operating Committee    President, Fidelity
                            Member                 Investments Systems
                                                   Company

Fred L. Henning, Jr.        Operating Committee    President, Fidelity
                            Member                 Corporate Services

Timothy T. Hilton           Operating Committee    President, Fidelity
                            Member                 Broadband Group

Stephen P. Jonas            Chief Administrative   Chief Administrative
                            Officer    		   Officer, FMR Corp.

Robert A. Lawrence          Operating Committee    President, Fidelity
                            Member                 Strategic Investments

Joseph LoRusso		    Operating Committee	   President, Fidelity
			    Member		   Financial Intermediary
						   Services

Ellyn A. McColgan           Operating Committee    President, Fidelity
                            Member                 Brokerage Company

Guy Patton                  Executive Vice         Executive Vice President,
                            President, Human       President, Human Resources,
                            Resources              FMR Corp.

Robert L. Reynolds          Vice Chairman &        Vice Chairman & Chief
                            Chief Operating        Operating Officer,
                            Officer                FMR. Corp.

Peter J. Smail              Operating Committee    President, Fidelity
                            Member                 Employer Services Company

Roger T. Servison           Executive Vice         Executive Vice President,
                            President              FMR Corp. & President,
                                                   Fidelity Brokerage
                                                   Services Japan, LLC

David C. Weinstein          Executive Vice         Executive Vice
                            President, Public      President, Public
                            Policy and Regional	   Policy and Regional
                            Affairs                Affairs, FMR Corp.


SCHEDULE B

	Schedule B is amended in its entirety as follows:

	The name and present principal occupation or employment of each executive officer and director of Fidelity International Limited are set forth below. The business address of (a) Messrs. Johnson, Byrnes, Denison and Walsh is FMR Corp., 82 Devonshire Street, Boston, MA 02109, (b) Messrs. Bateman, Haslam, Steward and Boyle is Oakhill House, 130 Tonbridge Road, Hildenborough, Kent TN11 9DZ, England, (c) Messrs. Saul, Moreno, Mutch, Heath, and Ms. Powell is Pembroke Hall, 42 Crow Lane, Pembroke,
HM19, Bermuda and (d) Mr. Goodin is 17th Floor, One International Finance Centre, 1 Harbor View Street, Central, Hong Kong. The address of each corporation or organization in which such principal occupation or employment is conducted is the same as the business address set forth above. Messrs. Johnson, Byrnes, Moreno and Walsh are United States citizens; Messrs. Bateman, Haslam, Heath, Steward and Boyle are British citizens; Messrs.
Saul and Mutch are dual Bermudan and British citizens; Mr. Goodin is a New Zealand citizen and Mr. Denison and Ms. Powell are Canadian citizens.



NAME                         POSITION WITH             PRINCIPAL OCCUPATION
                             FIDELITY INTERNATIONAL
                             LIMITED

Edward C. Johnson 3d         Director &                Chairman and Chief
                             Chairman of the Board     Executive Officer,
                                                       Director, FMR Corp.

Barry R. J. Bateman          Director & Vice-Chairman  Vice-Chairman, Fidelity
                                                       International Limited

William L. Byrnes            Director                  Director, FMR Corp.

Glen R. Moreno               Director                  Non-Executive Director,
                                                       Fidelity International
                                                       Limited

David J. Saul                Director                  Non-Executive Director,
                                                       Fidelity International
						       Limited

Frank Mutch                  Director                  Non-Executive Director,
                                                       Fidelity International
						       Limited

David Denison                Director                  President, Fidelity
                                                       Institutional Brokerage
                                                       Group

Richard Walsh                Director                  Managing Director,
                                                       Fidelity Strategic
                                                       Investments

Brett Goodin                 Director                  President, Asia-Pacific
                                                       business

Simon Haslam                 Director and Chief        Chief Administrative
                             Administrative Officer    Officer, Fidelity
                                                       International Limited

Matthew Heath                Secretary                 Secretary, Fideltiy
                                                       International Limited

Andrew Steward               Chief Financial Officer   Chief Financial Officer,
                                                       Fidelity International
                                                       Limited

Jon Boyle                    Director of Treasury      Director of Treasury,
                                                       Fidelity International
                                                       Limited

Rosalie Powell               Assistant Company         Assistant Company
                             Secretary                 Secretary, Fidelity
                                                       International Limited




SCHEDULE C

Schedule C is supplemented as follows:

During the past 60 days, FMR Corp. has purchased Ordinary Shares for cash in the open market as set forth below.


DATE            NUMBER                PRICE PER             DOLLAR EQUIVALENT
                OF ORDINARY SHARES    ORDINARY SHARE(GBP)   PRICE PER
                                                            ORDINARY SHARE
11/07/02            437,500                GBP 0.36                $0.57
11/08/02            218,750                GBP 0.36                $0.57
11/08/02            197,396                GBP 0.36                $0.57
11/11/02	    240,188		   GBP 0.37		   $0.58
11/12/02	    408,625		   GBP 0.37		   $0.58
11/13/02	    354,375		   GBP 0.38		   $0.61
12/16/02	    227,500		   GBP 0.40		   $0.64
12/30/02            656,250		   GBP 0.44		   $0.71**
12/31/02	    218,750		   GBP 0.45		   $0.71**


During the past 60 days, Fidelity International Limited has purchased Ordinary Shares for cash in the open market as set forth below.

DATE            NUMBER                PRICE PER             DOLLAR EQUIVALENT
                OF ORDINARY SHARES    ORDINARY SHARE(GBP)   PRICE PER
                                                            ORDINARY SHARE

11/06/02        100,000                 GBP 0.35             $0.56*
11/07/02         62,500                 GBP 0.36             $0.57
11/08/02         31,250                 GBP 0.36             $0.57
11/08/02	 28,200			GBP 0.36	     $0.57
11/11/02	 34,312			GBP 0.37	     $0.58
11/12/02	 58,375			GBP 0.37	     $0.58
11/13/02	 50,625	 		GBP 0.38	     $0.61
12/16/02	 32,500 		GBP 0.40	     $0.64
12/30/02	 93,750			GBP 0.44	     $0.71**
12/31/02	 31,250			GBP 0.45	     $0.71**

___________________
* Based on the exchange rate on November 8, 2002 (November 11, 2002, the true settlement date, was a U.S. federal holiday for which an exchange rate was not available).
** Based on the December 27, 2002 exchange rate (later exchange rates are not yet available).



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						  FMR Corp.



DATE:	December 31, 2002
						   By: /s/ Eric D. Roiter
						   Eric D. Roiter
						   Senior V.P. & Deputy
						   General Counsel - Fidelity
						   Management and Research
                                                   Company. Duly authorized
                                                   under Power of Attorney
                                                   dated December 30, 1997, by
                                                   and on behalf of FMR Corp.
                                                   and its direct and indirect
                                                   subsidiaries

Attachment



Attachment		Attachment Description
Number

1	Power of Attorney dated December 30, 1997*


*Filed with the original Schedule 13D dated January 14, 2002, and incorporated by reference herein.